Sub-Item 77-E

Legal Proceedings

Since February 2004, Federated and
related entities (collectively, ?Federated?)
have been named as defendants in
several lawsuits, that were consolidated into a single action in the United States
District Court for the Western District of
Pennsylvania, alleging excessive
advisory fees involving one of the
Federated-sponsored mutual funds.
Without admitting the validity of any
claim, Federated reached a final
settlement with the Plaintiffs in these
cases in April 2011.